

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 20, 2015

Mattress Firm Holding Corp.
Alex Weiss
Chief Financial Officer
5815 Gulf Freeway
Houston, Texas 77023

      Re: Mattress Firm Holding Corp.
              Form 10-K for the Fiscal Year Ended February 3, 2015
              Filed April 3, 2015
              File No. 1-35354

Dear Mr. Weiss:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 3, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

1. We note in the prepared remarks from your first quarter 2015 earnings transcript that over the next year you will continue to focus on rationalizing your nine brick-and-mortar retail brands down to three. We also note in the prepared remarks from your fourth quarter 2014 year-end earnings transcript that you plan to create efficiencies and consolidate your operations through the rationalizing. Please explain to us in detail what you mean when you mention consolidating operations. Please also tell us if the consolidation of operations through your rationalization plan will result in significant store closures. We may have further comments after reviewing your response.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant at (202)-551-3339 or Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 if you have questions regarding the comment on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products